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                                                                    Exhibit 7.1

                        [DAY, BERRY & HOWARD LETTERHEAD]

                                 June 12, 1996

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156

Ladies and Gentlemen:

        We have acted as Connecticut counsel to Aetna Inc., a Connecticut corporation (the "Company"), with respect to certain matters of Connecticut law in connection with the Registration Statement on Form S-4 ("the Registration Statement"), filed by the Company with the Securities and Exchange Commission. The Registration Statement relates to shares of the Company's Common Stock, par value $.01 per share, rights issued with the shares of Common Stock pursuant to a Rights Agreement to be entered into by the Company, and shares of 6.25% Class C Voting Preferred Stock, par value $.01 per share (the "Preferred Shares"), to be issued in the Mergers described in the Registration Statement.

        You have requested our opinion on whether there will be any restriction on the "surplus" of the Company, as that term is defined in Section 284 ("Section 284") of the Connecticut Stock Corporation Act (the "Stock Corporation Act"), by reason of the fact that the Preferred Shares have a preference upon the involuntary liquidation of the Company that exceeds the par value of such shares, and whether stockholders holding shares of Preferred Stock will have any remedies either before or after the payment of a dividend to the shareholders of the Company that would reduce surplus to an amount less than the amount of the excess of the liquidation preference of the Preferred Shares over the par value of the Preferred Shares.

        In rendering this opinion, we have examined and relied upon a copy, certified or otherwise identified to our satisfaction, of the form of the Amended and Restated Certificate of Incorporation of the Company and the form of the Amendment thereto (the "Preferred Stock Amendment") to establish the terms of the Preferred Shares and the Company's Class B Voting Preferred Stock, Series A, as both are intended to be filed with the Secretary of the State of Connecticut prior to the consummation of the mergers, and have made such other investigations and examination of law as in our judgment are necessary to enable us to render the opinion expressed below.

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DAY, BERRY & HOWARD

Aetna Inc.
June 12, 1996
Page 2

     Section 33-356(b) of the Stock Corporation Act authorizes a Connecticut corporation to pay "dividends" in cash or property to the extent of its unreserved and unrestricted earned surplus. Earned surplus is defined in Section 284 as the balance of the net profits, income, gains and losses from the date of incorporation, including surplus allocated to earned surplus in mergers, after deducting distributions to stockholders and transfers to stated capital and capital surplus to the extent such distributions and transfers are made out of earned surplus. Under the Stock Corporation Act, there is no provision stating that liquidation preferences of a class of stock restrict or result in reservation of earned surplus. Furthermore, a shareholder owning Preferred Shares would have no remedy either before or after the payment of a dividend to the shareholders of the Company solely by reason of the fact that such payment would reduce earned surplus to an amount less than the excess of the liquidation preference over the par value of the Preferred Shares.

     Section 33-357(a) of the Stock Corporation Act authorizes a corporation to pay "distributions" of cash or property to its shareholders to the extent of its capital surplus. Section 284 defines capital surplus as the entire surplus of a corporation other than its earned surplus. Section 284 further defines surplus as the excess of the net assets of a corporation over its stated capital. Stated capital is defined in Section 284 as the sum of the par value of all issued shares having a par value plus amounts transferred to stated capital minus lawful reductions. No distribution may be made out of capital surplus when the corporation is insolvent or the distribution would render the corporation insolvent. Section 33-357(b) of the Stock Corporation Act. In determining insolvency for purposes of Section 357, the aggregate liquidation preference of all outstanding shares is considered a liability to the extent it exceeds stated capital. Ibid. Thus the ability of the Company to pay a distribution out of its capital surplus would be limited to the extent that treating the liquidation preference of the Preferred Shares in excess of the stated capital of the Company as a liability would render it insolvent. A director who votes for any distribution of assets to shareholders in violation of the Stock Corporation Act and without complying with the statutory standards for the performance of directors' duties is liable to make payment to the corporation to the extent of lawful claims of any shareholders injured by such distribution. Section 33-321(b) of the Stock Corporation Act. In addition, Section 33-359 of the Stock Corporation Act provides that any shareholder who receives any distribution of assets from the corporation in violation of the Stock Corporation Act knowing it to be improper is liable, in case the distribution violates the rights of shareholders of another class, to repay such amount to the corporation. Thus those two sections could under certain circumstances provide holders of Preferred Shares with a remedy after payment of a distribution to shareholders out of capital surplus if considering the excess of the liquidation preference of the Preferred

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DAY, BERRY & HOWARD

Aetna Inc.
June 12, 1996
Page 3


Shares over the stated capital of the Company as a liability would render the Company insolvent.

        Based upon and subject to the foregoing, it is our opinion that the excess of the liquidation preference of the Preferred Shares over their par value does not constitute a restriction upon the earned surplus of the Company and that the holders of Preferred Shares would have no remedy either before or after the payment of a dividend out of earned surplus to the shareholders of the Company solely by reason of the fact that such payment would reduce earned surplus to an amount less than the excess of the liquidation preference over the par value of the Preferred Shares. It is further our opinion that the fact that the liquidation preference of the Preferred Shares exceeds their par value could limit the payment of distributions to shareholders measured by capital surplus to the extent that considering the excess of such liquidation preference over the stated capital of the Company as a liability would render the Company insolvent and that, in certain circumstances, the holders of the Preferred Shares would have the remedy of compelling directors who voted for such distributions without complying with the statutory standards for the performance of directors' duties and shareholders of another class of stock who received such distributions knowing them to be unlawful to make payments to the Company to the extent of lawful claims of holders of Preferred Shares.

        We hereby consent to the filing of this opinion as Exhibit 7.1 to the Registration Statement, including all amendments thereto, and to the references to us in the Registration Statement and Prospectus. In giving such consent, however, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                          Very truly yours,


                                          /s/ DAY, BERRY & HOWARD
                                          Day, Berry & Howard


WHC